UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41734

Aurelion Inc.

21st Floor, 100 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Aurelion Inc. (File No. 333-290953) and the related prospectus, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Establishment of Digital Asset Management Committee

On November 6, 2026, the current board of directors (the “Board”) of Aurelion Inc. (the “Company”) approved the establishment of a Digital Asset Management Committee (the “Committee”), a management committee responsible for overseeing the Company’s digital asset treasury activities.

The Committee is composed of two voting members: Chang-Wei Chiu, Chairman of the Board, who serves as chairperson of the Committee, and Frank Zheng, the Company’s Chief Executive Officer. Joyce Zheng, the Company’s Chief Accounting Officer, may attend meetings and receive materials of the Committee as a non-voting adviser.

The Committee is responsible for managing the Company’s digital asset treasury activities, including the acquisition, holding, custody, deployment and disposal of the Company’s digital assets, within the strategy and risk parameters established by the Board. In carrying out its responsibilities, the Committee is expected to follow a conservative approach that prioritizes capital preservation and asset security.

The Board continues to oversee the Company’s overall digital asset strategy, with material strategic changes and significant transactions remaining subject to Board approval, and the Committee will report to the Board on a regular basis.

The Company believes that the establishment of the Committee supports its digital asset treasury strategy and promotes disciplined, risk-managed execution of that strategy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: November 6, 2026	By:	/s/ Frank Zheng
	Name:	Frank Zheng
	Title:	Chief Executive Officer

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